ARTMAP INC/HACKER NOON

Profit and Loss

January-December, 2025

	Total
Income	
Brand Dashboard	152,847.69
Business Blogging	506,667.71
Contextual Ads	224,150.00
Emails Sale	9,948.75
Grant	240,851.81
Managed Account	22,908.01
Referral	282.41
Sales	59,044.91
Startups of the Year	19,019.32
Top Navigation	3,000.00
Writing Competition	139,750.00
Total for Income	**$1,378,470.61**
Cost of Goods Sold	
Advertising & Marketing Cost	33,551.54
Discounts/Refunds	13,794.17
Writing Competition Payouts	38,115.00
Total for Cost of Goods Sold	**$85,460.71**
Gross Profit	**$1,293,009.90**
Expenses	
Bank Charges & Fees	655.66
Cost of Emails	38,625.42
Editorial Payroll	84,940.00
Insurance	4,279.32
Legal & Accounting	291,000.80
Marketing Payroll	67,750.00
Operation	$6,557.74
Internet	5,066.50
Meals	10,900.24
Other Business Expenses	1,890.90
Smookes Corp	96,342.68
Total for Operation	**$120,758.06**
Operations	30,675.00
Product Payroll	204,403.77
Sales Payroll	154,312.60
Team Productivity Tools	11,740.40
Team Tools & Benefits	1,232.12
Tech Stack	250,940.80
Travel	1,606.35
US Gov/ Payroll tax	44,549.27
Total for Expenses	**$1,307,469.57**
Net Operating Income	**-$14,459.67**
Net Income	**-$14,459.67**